Exhibit 99.91

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR OF

IMMUNOVACCINE INC.

March 29, 2018

Suite 412	Tel (902) 492-1819
#53-1344 Summer Street	Fax (902) 492-0888
Halifax, Nova Scotia	Web: http://www.imvaccine.com/
B3H 0A8

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact our proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

March 29, 2018

Dear Fellow Shareholders,

2017 was a truly pivotal year for Immunovaccine. We released of our first-ever clinical efficacy results, with the topline data for our lead product candidate, DPX-Survivac, in recurrent ovarian cancer from our phase 1b study with Incyte. This announcement is our most significant clinical milestone so far for two major reasons: it supports the potential of the novel anti-cancer activity of DPX-Survivac; and reduces the risk-profile of our future clinical developments, thus providing a solid foundation to our development plan. On top of these clinical results we significantly expanded of our immuno-oncology clinical program in 2017 by adding two phase 2 clinical trials in collaboration with Merck. In addition, our partnered and early-stage programs continue to advance and met several key milestones. Taken together, we believe we have greatly strengthened our value proposition in 2017, and well positioned the Corporation for the next stage of growth in 2018.

In 2018 we anticipate many important clinical milestones for our lead product DPX-Survivac including:

•	Phase 1b clinical trial in ovarian cancer with Incyte
o	Top line clinical results with the 300mg dose around mid-year
o	Update on the 300mg dose clinical results in Q-3 2018

•	Phase 2 clinical trial in ovarian cancer with Merck
o	Preliminary clinical results around mid-year
o	Top line clinical results around the end of the year or beginning of 2019

•	Phase 2 clinical trial in Diffuse large B-cell lymphoma (DLBCL) with Merck
o	Preliminary clinical results around mid-year
o	Top line clinical results around the end of the year or beginning of 2019

In the past few years we have made remarkable progress in the positioning and recognition of our unique value proposition in immuno-oncology. We anticipate that 2018 will prove to be another very active, transformative year for the Corporation. Along with our partners Incyte and Merck, we plan to publish data from our multiple clinical programs in oncology with our partners Incyte and Merck, expand our immuno-oncology program, continue to leverage the novel aspects of our technology and the potential of our clinical candidates to deliver value to our shareholders and partners.

The Board in collaboration with the Management team has been studying the potential benefits of a secondary listing on the NASDAQ Stock Market LLC (“NASDAQ”). Based on the stage of development of the Corporation, the upcoming clinical milestones in the next 18 months, our observations regarding the market for peers of the Corporation whose securities are listed on a stock exchange in the United States (“U.S.”); and also from discussions with both U.S.-based investment banks and other advisers, we believe that there are potential benefits of a NASDAQ listing including:

•	a significantly larger pool of available capital;
•	a greater average daily trading volume;
•	a greater number of U.S. retail and institutional investors;
•	a potential increase in valuation.

Furthermore, it also brings an increased likelihood of additional coverage from U.S. analysts, since many U.S. financial institutions are restricted from dealing with non-U.S. listed companies. This increased potential exposure with U.S. financial institutions could lead to greater awareness of Immunovaccine and more interest from potential investors, collaborators and partners.

The Board and Management believe that listing on NASDAQ could create and unlock value, particularly with all the positive clinical results we have experienced and anticipate over the next 18 months. It could possibly also help to narrow the valuation gap that Management perceives existing between Immunovaccine and its up listed comparable peers.

To be accepted for listing on NASDAQ, the Corporation must meet a variety of requirements, one of which requires a minimum trading price of US$3 per share for a minimum of five trading days. In order to meet this requirement, the Corporation is contemplating the possibility to proceed to a consolidation of its Shares (the “Share Consolidation”).

In evaluating the Share Consolidation that could be required, the Corporation also took into consideration the following factors:

•	Obtain a share price that is in line with expectations of investors for a company with a market capitalization and maturity similar to Immunovaccine;
•	Make sure to maintain a large enough float to ensure that there will be a market for trading; and
•	Achieve a share price post-consolidation that allows the Corporation to maintain its compliance with the listing requirements during market fluctuations.

To achieve the aforementioned objectives and to comply with the rules of the NASDAQ we believe a target share price of US$5 post-consolidation would best represent the interest of the Corporation and its shareholders.

For illustrative purposes, should the five-day volume weighted average trading price of the Shares prior to the consolidation be US$1.60 (being the U.S. dollar equivalent of a price of $2.00 per Share, converted on the basis of an exchange rate of US$1.00 for $1.25), in order to attain a share price of US$5 per post-consolidation Share, the Share Consolidation would need to be effected at a consolidation ratio of 3.2 for 1, resulting in the number of Shares issued and outstanding to be reduced from 137,106,558 to approximately 42,845,799 Shares.

While we cannot predict future market conditions, management expects that from a shareholder’s perspective, there will be no impact on the overall value of holdings pre- and post-consolidation. Management believes that a higher consolidated share price combined with NASDAQ listing could attract greater interest in Immunovaccine from institutional investors, many of whom may not be able to invest on the Toronto Stock Exchange (the “TSX”) and/or below a certain share price.

Although shareholders’ approval for the Share Consolidation is being sought at the Meeting, the Share Consolidation would become effective at a date in the future to be determined by the Board if and when it is considered to be in the best interest of the Corporation to implement the Share Consolidation.

We want to take this opportunity to greatly thank Mr. Wade Dawe, our fellow board member who has decided not to seek re-election, for his great contribution to the board and the Corporation during his tenure as director.

On behalf of the board of directors, we would like to thank each of you for your ongoing support as we are getting ready for the next chapter in the life of the Corporation that promises to be potentially a very exciting and valuable one.

Yours very truly,

Andrew J. Sheldon	Frederic Ors
Chairman of the Board of Directors	President and Chief Executive Officer

2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders (the “Meeting”) of Immunovaccine Inc. (the “Corporation”) will be held at the offices of McCarthy Tétrault LLP, Toronto Dominion Bank Tower, 66 Wellington Street West, Suite 5300, Toronto, Ontario, M5K 1E6 at 10:00 am EST, on May 1, 2018, for the purposes of:

1.	receiving the financial statements of the Corporation for the year ended December 31, 2017 and the report of the auditor thereon;

2.	electing directors for the ensuing year;

3.	appointing the auditor and authorizing the directors to fix its remuneration;

4.	adopting a special resolution, the text of which is set out in Schedule “A” to the management information circular of the Corporation dated March 29, 2018 (the “Circular”) authorizing the Board of Directors of the Corporation to amend the articles of the Corporation to effect a consolidation of all of the issued and outstanding common shares of the Corporation (the “Shares”), such that the trading price of the post-consolidation Shares is at a minimum of US$5 per post-consolidation Share calculated based on the five-day volume weighted average trading price of the Shares (or such consolidation ratio that will permit the Corporation to meet its above-mentioned objectives with respect to a potential secondary listing on the NASDAQ Stock Market LLC);

5.	adopting a special resolution, the text of which is set out in Schedule “B” to the Circular authorizing the Board of Directors of the Corporation to amend the articles of the Corporation to change the name of the Corporation to “IMV Inc.”, or such other name as the Board of Directors of the Corporation may determine is appropriate; and

6.	transacting such other business as may properly be brought before the Meeting.

Halifax, Nova Scotia, March 29, 2018

By order of the Board of Directors

(s)Pierre Labbé
Mr. Pierre Labbé
Chief Financial Officer

IMPORTANT

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date, and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting. Your Shares will be voted in accordance with your instructions as indicated on the form of proxy or, if no instructions are given on the form of proxy, the proxy holder will vote “IN FAVOUR” of each of the matters indicated above.

These security holder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding your securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. The Corporation or its agent is sending these materials directly to non-registered owners who are “non-objecting beneficial owners” as defined in Canadian securities laws.

IMMUNOVACCINE INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

The information contained in this management information circular (the “Circular”) is furnished in connection with the solicitation of proxies from registered owners of common shares (the “Shares”) of Immunovaccine Inc. (the “Corporation”, “we,” “our” and “us,” as the context requires) (and of voting instructions in the case of non-registered owners of Shares) to be used at the annual and special meeting of shareholders of the Corporation (the “Shareholders”) to be held on May 1, 2018 at 10:00 am EST at the time and place and for the purposes set forth in the accompanying notice of meeting and at all adjournments, thereof (the “Meeting”). It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited personally by our employees. The solicitation of proxies and voting instructions by this Circular is being made by or on behalf of our management. The total cost of the solicitation of proxies will be borne by us. The Corporation shall send directly to the non-objecting beneficial owners of Shares the proxy documents. The Corporation shall send indirectly the proxy documents to the objecting beneficial owners of Shares and shall reimburse brokers and other persons holding Shares on their behalf or on behalf of nominees, for reasonable costs incurred in sending the proxy documents to the objecting beneficial owners. The information contained in this Circular is given as at March 29, 2018, except where otherwise noted.

The Corporation has retained Laurel Hill Advisory Group as its proxy solicitation agent to assist it in communicating with Shareholders in connection with the Meeting. In connection with these services, Laurel Hill Advisory Group is expected to receive a fee of approximately $30,000 and will be reimbursed for its reasonable out-of-pocket expenses. If you have any questions regarding the Meeting, or if you require assistance with voting, you may contact Laurel Hill Advisory Group at 1-877-452-7184 (toll-free in Canada and the United States (“U.S.”)) or 1-416-304-0211 (other countries) or by email at assistance@laurelhill.com.

Vote using the following methods prior to the Meeting.	Internet	Telephone or Fax	Mail

Registered Shareholders Shares held in own name and represented by a physical certificate.	www.investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed postage paid envelope.

Non Registered Shareholders Shares held with a broker, bank or other intermediary.	www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed postage paid envelope.

REGISTERED OWNERS

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who wish to submit a proxy may choose one of the following methods:

(a)	complete, date and sign the enclosed Proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America to 1-866-249-7775, by fax outside North America to 416-263-9524, by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9; or

(b)	use a touch-tone phone to transmit voting choices to a toll-free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the Proxy access number; or

(c)	log onto the internet website of Computershare at www.investorvote.com. Registered shareholders must follow the instructions given on Computershare’s website and refer to the enclosed Proxy for the holder’s account number and the proxy access number.

Registered Shareholders must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairperson of the Meeting (the “Chair”), in his or her discretion. However, the Chair is under no obligation to accept or reject any particular late proxy. The Chair may waive this time limit for receipt of proxies without notice.

Appointment of Proxies

If you do not wish to attend the Meeting, you should complete and return the enclosed form of proxy. The individuals named in the form of proxy are representatives of our management and are directors and officers of the Corporation. You have the right to appoint someone else to represent you at the Meeting. If you wish to appoint someone else to represent you at the Meeting, insert that other person’s name in the blank space in the form of proxy. The person you appoint to represent you at the Meeting need not be a shareholder of the Corporation. To be valid, proxies must be deposited with the Corporation either by using the enclosed return envelope or by faxing the proxy to Immunovaccine Inc., c/o Computershare Investor Services Inc., Facsimile: (902) 420-2764 not later than 10:00 am EST on April 27, 2018 or, if the Meeting is adjourned, 48 hours, (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

Revocation

If you have submitted a proxy and later wish to revoke it you can do so by:

(a)	completing and signing a form of proxy bearing a later date and depositing it with Computershare Investor Services Inc. as described above;

(b)	depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf): (i) at our registered office at Suite 412, #53-1344 Summer Street, Halifax, Nova Scotia, B3H 0A8 at any time up to the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or (ii) with the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment of the Meeting;

(c)	electronically transmitting your revocation in a manner permitted by law, provided that the revocation is received: (i) at our registered office at Suite 412, #53-1344 Summer Street, Halifax, Nova Scotia, B3H 0A8 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or (ii) by the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment of the Meeting; or

(d)	following any other procedure that is permitted by law.

Voting of Proxies

In connection with any ballot that may be called for, the management representatives designated in the enclosed form of proxy, or any other person you may have appointed, will vote or withhold from voting your Shares in accordance with the instructions you have indicated on the proxy and, if you specify a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of any direction, your Shares will be voted by the management representatives IN FAVOUR of the election of each director, IN FAVOUR of the appointment of the auditor, IN FAVOUR of the special resolution authorizing the board of directors of the Corporation to amend the articles of the Corporation to effect a consolidation of all of the outstanding Shares and IN FAVOUR of the special resolution authorizing the board of directors of the Corporation to amend the articles of the Corporation to change the name of the Corporation.

2

The management representatives designated in the enclosed form of proxy have discretionary authority with respect to amendments to or variations of matters identified in the accompanying notice of meeting and with respect to other matters that may properly come before the Meeting. At the date of this Circular, our management knows of no such amendments, variations or other matters.

NON-REGISTERED OWNERS

If your Shares are registered in the name of a depository (such as The Canadian Depository for Securities Limited) or an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan), you are a non-registered owner. There are two kinds of non-registered owners: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or “OBOs”; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or “NOBOs”.

Only registered owners of Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. If you are a non-registered owner, you are entitled to direct how the Shares beneficially owned by you are to be voted or you may obtain a form of legal proxy that will entitle you to attend and vote at the Meeting.

In accordance with Canadian securities law, we have distributed copies of the notice of meeting, this Circular and the 2017 financial statements of the Corporation (collectively, the “Meeting Materials”) to the intermediaries for onward distribution to non-registered owners who have not waived their right to receive them. Typically, intermediaries will use a service company (such as Broadridge Investor Communications Solutions) to forward the Meeting Materials to non-registered owners.

If you are a non-registered owner and have not waived your right to receive Meeting Materials, you will receive either a request for voting instructions or a form of proxy with your Meeting Materials. The purpose of these documents is to permit you to direct the voting of the Shares you beneficially own. You should follow the procedures set out below, depending on which type of document you receive. Additionally, the Corporation may utilize Broadridge’s QuickVoteTM service to assist non-registered owners that are NOBOs with voting their shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Intermediaries are required to forward the Meeting Materials to Non-Registered owners unless a non-registered owner has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to non-registered owners. Generally, non-registered owners who have not waived the right to receive Meeting Materials will either:

(a) be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the non-registered owner and returned to the intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to non-registered owners and asks non-registered owners to return the forms to Broadridge or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example) Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the shares to be represented at the Meeting. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for this form of proxy to validly constitute a voting instruction form, the non-registered owner must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the intermediary or its service company in accordance with the instructions of the intermediary or its service company; or

(b) be given a form of proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the non-registered owner but which is otherwise not completed by the intermediary. Because the intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered owner when submitting the proxy. In this case, the non-registered owner who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services at 100 University Avenue, 8th Floor, Toronto, ON, M5J 2Y1.

3

In either case, the purpose of these procedures is to permit non-registered owners to direct the voting of the shares they beneficially own. Should a non-registered owner who receives one of the above forms wish to vote at the Meeting, or any adjournment(s) or postponement(s) thereof (or have another person attend and vote on behalf of the non-registered owner), the non-registered owner should strike out the names of the persons named in the voting instruction form or form of proxy, as applicable, and insert the non-registered owner’s or such other person's name in the blank space provided. In either case, non-registered owners should carefully follow the instructions of their intermediary, including those regarding when and where the voting instruction form is to be delivered.

Shareholder Questions

If you have any questions and / or need assistance in voting your shares, please contact our proxy solicitation agent:

LAUREL HILL ADVISORY GROUP

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of the Corporation nor any proposed nominee for election as a director of the Corporation at any time since the beginning of its last completed financial year, or any associate of any such director, officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of March 29, 2018, the Corporation had 137,130,713 Shares issued and outstanding, being the only class of securities of the Corporation entitled to be voted at the Meeting. Each holder of Shares of record at the close of business on March 29, 2018, the record date established for notice of the Meeting, will be entitled to vote on all matters proposed to come before the Meeting on the basis of one vote for each Share held.

As at March 29, 2018, to the knowledge of our directors and officers, the following person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting shares of the Corporation.

Name and place of business	Number of shares held	Percentage
Ruffer LLP	19,588,029	14.28%
London, United Kingdom

BUSINESS TO BE TRANSACTED AT THE MEETING

If you are a Shareholder and have any questions or require more information with regard to voting your Shares, please contact the Corporation’s proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 (toll-free in Canada and the U.S.) or 1-416-304-0211 (other countries) or by email at assistance@laurelhill.com.

Presentation of the Financial Statements

The financial statements of the Corporation, for the year ended December 31, 2017 and the auditor’s report thereon, will be presented to the Shareholders at the Meeting, but no vote with respect thereto is required or proposed to be taken.

4

Election of Directors

Majority Voting Policy

The Board has adopted a majority voting policy for the election of directors (the “Majority Voting Policy”). The form of proxy that accompanies this Circular enables Shareholders to vote in favour of, or to withhold their vote, separately for each director nominee. The voting results will be publicly disclosed promptly after the Meeting through a voting results report filed on the SEDAR website at www.sedar.com.

The Majority Voting Policy provides that, in an uncontested election, if a director nominee is not elected by at least a majority (50% +1 vote) of the votes cast by Shareholders with respect to his election, the director nominee will be considered by the Board not to have received the support of the Shareholders and such nominee must immediately submit his resignation to the Board, effective on acceptance by the Board. The Board will refer the resignation to the Compensation and Corporate Governance Committee for consideration.

Within 90 days following the applicable meeting of the Shareholders, the Board will determine whether to accept or reject the director resignation offer that has been submitted, on the recommendation of the Compensation and Corporate Governance Committee, and will promptly publicly disclose its decision via a press release. A director who so tenders his or her resignation will not participate in any discussion or action of the Compensation and Corporate Governance Committee or of the Board with respect to the decision to accept his or her resignation. In cases where the Board determines to reject the resignation, the reasons for its decision will also be disclosed. Absent exceptional circumstances that would warrant the continued service of the applicable director on the Board, the Board is expected to accept the resignation of said applicable director. If a resignation is accepted, the Board may appoint a new director to fill any vacancy or may reduce the size of the Board.

Director Nominees

The articles of the Corporation provide that the Board of Directors of the Corporation (the “Board”) shall consist of a minimum of one director and a maximum of 15 directors.

At the Meeting, management of the Corporation will propose that the Board be constituted of seven directors, all of whom to be elected annually.

The following table and the notes thereto state the names and places of residence of all persons proposed to be nominated for election as directors of the Corporation, the positions they hold with the Corporation, their principal occupations or employments during the past five years, the year such persons began to serve as directors of the Corporation and the number of Shares beneficially owned or over which control or direction is exercised by each of them as at March 29, 2018. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant by reason of death or other cause.

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of the election of each of the seven nominees whose names are set forth hereafter.

5

Name and Municipality of Residence	Position Held with the Corporation	Principal Occupation during Past Five Years	Director Since	Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(4)

Andrew Sheldon(1) (Quebec, Quebec, Canada)	Chairman of the Board and Director	Head of Medicago New Ventures and Board Chairman of Quebec International. Former Chief Executive Officer of Medicago Inc (biotech company) Former Vice -president of Shire Biochem Canada (Vaccine Manufacturer) Former General Manager of Rhône Merieux Canada	April 14, 2016	222,000

James W. Hall(3) (Toronto, Ontario, Canada)	Director	President of James Hall Advisors Inc. (advisory firm) Former Vice President of Callidus Capital Corporation (specialized asset-based lender to companies in Canada and the U.S.)	February 22, 2010	157,388

Frederic Ors (Quebec, Quebec, Canada)	Chief Executive Officer and Director	Chief Executive Officer of Immunovaccine Inc. Former Chief Business Officer of Immunovaccine Inc. Former Vice President of Business development and Strategic Planning of Medicago Inc. (biotech company)	April 14, 2016	374,400

Wayne Pisano(2)(3) (Asbury, New Jersey, U.S.)	Director	Former President and Chief Executive Officer of VaxInnate (pandemic and influenza vaccine company) and Former President and Chief Executive Officer of Sanofi Pasteur (pediatric and adult vaccine manufacturing company)	October 17, 2011	138,200

Albert Scardino(2) (London, United Kingdom)	Director	Technology and Media investor and public affairs commentator	July 29, 2010	6,720,185

Alfred Smithers	Director	President and Chief Executive Officer of Iona	September 25,	3,761,100
(Halifax, Nova Scotia, Canada)		Resources Holdings Limited (investment company)	2014

Shermaine Tilley(3) (Toronto, Ontario, Canada)	Director	Managing Partner of CTI Life Sciences Fund (venture capital fund)	June 8, 2016	-

(1)	Mr. Sheldon is a non-voting member of the Compensation and Corporate Governance Committee and the Audit Committee.
(2)	Member of the Compensation and Corporate Governance Committee.
(3)	Member of the Audit Committee.
(4)	The information as to the number of Shares beneficially owned or over which control is exercised, not being within the knowledge of the Corporation, has been furnished by each director individually as of March 29, 2018.

Mr. Wade Dawe, who was first elected as director of the Corporation on May 18, 2007 and reappointed as director on September 25, 2014 following a 5-month hiatus, is not standing for re-election at the Meeting. He is currently member of the Compensation and Corporate Governance Committee.

As at March 29, 2018, as a group, the Corporation’s directors and executive officers beneficially owned, directly or indirectly, or exercised control over an aggregate of 15,872,880 Shares of the Corporation representing 11.57% of the outstanding Shares.

6

Biographies

Andrew (Andy) Sheldon, Chairman of the Board and Director

Mr. Sheldon has thirty years of experience in the pharmaceutical industry and was named CEO of the Year by the Vaccine Industry Excellence awards at the World Vaccine Congress in April 2012. He is the head of Medicago New Ventures and was formerly President and Chief Executive Officer of Medicago Inc. Before joining Medicago Inc. in 2003, Mr. Sheldon served as Vice President, Sales and Marketing, of Shire Biologics and as General Manager of Rhône Merieux Canada. Mr. Sheldon is also the Board Chairman of Quebec International in the Quebec City region. Mr. Sheldon has a Bachelor’s degree in agricultural sciences from the Université Laval, Québec City, and a bachelor’s of science degree with honors in biological sciences from the University of East Anglia, in Norwich, England.

James W. Hall, Director

Mr. Hall is an experienced, knowledgeable and versatile entrepreneur, business operator, corporate investor, director and advisor with expertise in finance (accounting/restructurings/special investigations), private equity, banking and media. He is currently President of James Hall Advisors Inc. – financial and management consultants - and was formerly Vice President of Callidus Capital Corporation (a stressed asset-based lender operating in Canada and the U.S.). Prior to Callidus, he served as Chairman and CEO of Journal Register Company (Philadelphia-based newspaper company) and was Senior Vice President and Chief Investment Officer of Working Ventures Canadian Fund Inc. from 1990 to 2002. Past corporate directorships include Indigo Books & Music Inc., Atomic Energy of Canada Limited, TerraVest Income Fund, General Donlee Income Fund and International Datacasting Corporation. A Chartered Professional Accountant, Mr. Hall is a graduate of the Richard Ivey School of Business at Western University in London, Ontario.

Frederic Ors, Chief Executive Officer and Director

Mr. Frederic Ors has served as our Chief Executive Officer since April 2016. He brings over 19 years of experience in the biopharmaceutical industry, having served in a number of management roles encompassing business development, intellectual property, strategic planning, pre-marketing and communication. Before joining Immunovaccine, Mr. Ors spent 14 years at Medicago Inc. serving in many roles of increasing responsibility and most recently as Vice President of Business development and Strategic Planning. He also has served as second Vice-Chair of the Vaccine Industry Committee of Biotech Canada for five years between 2012 and 2016. Prior to Medicago Inc., he was licensing manager at the University Paris VII-Denis Diderot, one of the largest science and medical university in France. He has a B.Sc. degree in Biology and a Master degree in Management from the University of Angers (France).

Wayne Pisano, Director

Mr. Pisano has more than 30 years of experience as a pharmaceutical industry executive and was recognized in 2010 as Pharma Executive of the Year by the World Vaccine Congress. He has a depth of experience across the spectrum of commercial operations, public immunization policies and pipeline development. Mr. Pisano is a former president and CEO of Sanofi Pasteur, one of the largest vaccine companies in the world. He joined Sanofi Pasteur in 1997 and was promoted to President and CEO in 2007, the position he successfully held until his retirement in 2011. Post his retirement from Sanofi Pasteur, Mr. Pisano joined VaxInnate, a privately held biotech company, from January 2012 until November 2016 serving as president and CEO. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor’s degree in biology from St. John Fisher College, New York and an MBA from the University of Dayton, Ohio.

Albert Scardino, Director

Mr. Scardino is a technology and media investor. He has extensive experience as a director of both for-profit and not-for-profit organizations, public and private, in the U.S. and the United Kingdom. He was a correspondent, commentator and editor for The New York Times, The Guardian, The Independent, the BBC and Sky News. He has served as a communications director in political campaigns and government. He earned his bachelor’s degree at Columbia University and his master’s at the University of California, Berkeley.

7

Alfred (Fred) Smithers, Director

Mr. Smithers is the President and Chief Executive Officer of Iona Resources Holdings Limited. He was founder and former President and Chief Executive Officer of the Secunda Group of Companies. In 2003 Mr. Smithers was named one of the “Top 50 CEOs of Atlantic Canada”, and is a member of the Nova Scotia Business Hall of Fame. He received an Honorary Diploma from the Nova Scotia Community College and holds an Honorary Doctorate in Commerce from Saint Mary’s University. Mr. Smithers currently sits on the Board of Directors of the Dartmouth General Hospital, and is on the Advisory Board of Atlantic Signature Mortgage & Loan. He is a recipient of the Canadian Red Cross Humanitarian Award, an Officer of the Order of Canada, and the Honorary British Consul for the Maritimes.

Dr. Shermaine Tilley, Director

Shermaine Tilley is a Managing Partner at CTI Life Sciences Fund, a Montreal-based venture capital fund investing across Canada as well as in the U.S. Prior to joining CTI Life Sciences Fund in 2006, Dr. Tilley was Senior VP at DRI Capital Inc. (formerly Drug Royalty Corporation), the world’s first private equity firm doing royalty transactions in the biotech/pharma space. Before DRI Capital Inc., Dr. Tilley ran and managed a research laboratory, holding faculty positions at the NYU School of Medicine and Public Health Research Institute (PHRI), NY, and on the PHRI Board of Directors. Concomitantly with her tenure at NYU School of Medicine and PHRI, she consulted for the NIH Small Business Innovation Research (SBIR) program in immunology and infectious disease for 10 years. Dr. Tilley holds a Ph.D. in biochemistry from the Johns Hopkins University School of Medicine, an MBA from the University of Toronto, and is a member of the CFA Society of Toronto. She currently sits on the boards of CellAegis Devices, PHEMI and BIOTECanada.

Shareholding, Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below and to the knowledge of the Corporation, none of the proposed directors of the Corporation is, as of the date hereof, or within 10 years before the date hereof, has been:

(a)	a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b)	a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

8

For the purposes of (a) above, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days.

Except as disclosed below and to the knowledge of the Corporation, none of the proposed directors of the Corporation has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. James Hall was Chairman and Chief Executive Officer of Journal Register Corporation (“JRC”) on February 21, 2009 when it filed a voluntary petition for relief under the U.S. Bankruptcy Code (pre-negotiated joint Chapter 11 plan of reorganization). Mr. Hall left JRC in March 2009.

Mr. Alfred Smithers was a director of Sportsclick Inc. (“Sportsclick”), a company listed on the TSX Venture Exchange, from October 20, 2008 to July 17, 2009. On July 14, 2009, an order appointing Ernst & Young Inc. as the interim receiver of Sportsclick and Sun Vette Racing Inc. was issued by the Register of Bankruptcy under the Bankruptcy and Insolvency Act (Canada) and, in 2011, Sportsclick exited from receivership.

Appointment of Auditor

At the Meeting, the Shareholders will be asked to approve a resolution to appoint the auditor of the Corporation until the close of the next annual meeting of the Shareholders. The Board, upon the advice of the Audit Committee, recommends that PricewaterhouseCoopers LLP, chartered professional accountants of Halifax, Nova Scotia, be appointed as auditor of the Corporation. The appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting. PricewaterhouseCoopers LLP were first appointed auditor of the Corporation in 2003.

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of retaining PricewaterhouseCoopers LLP, chartered professional accountants of Halifax, Nova Scotia, as auditor of the Corporation to hold office until the next annual meeting of the Shareholders and to authorize the directors of the Corporation to determine the auditor’s remuneration.

Share Consolidation

The Board in collaboration with the Management team has been studying the potential benefits of a secondary listing on the NASDAQ. Based on the stage of development of the Corporation, the upcoming clinical milestones in the next 18 months, Management’s observations regarding the market for peers of the Corporation whose securities are listed on a stock exchange in the U.S.; and also from discussions with both U.S.-based investment banks and other advisers, Management believes that there are potential benefits of a NASDAQ listing including:

•	a significantly larger pool of available capital;

•	a greater average daily trading volume;

•	a greater number of U.S. retail and institutional investors;

•	a potential increase in valuation.

9

Furthermore, it also brings an increased likelihood of additional coverage from U.S. analysts, since many U.S. financial institutions are restricted from dealing with non-U.S. listed companies. This increased potential exposure with U.S. financial institutions could lead to greater awareness of Immunovaccine and result in more invitations to present at biotech conferences and more interest from potential investors, collaborators and partners.

The Board and Management believe that listing on NASDAQ could create and unlock value, particularly with all the positive clinical results experienced and anticipated over the next 18 months. It could possibly also help to narrow the valuation gap that Management perceives exists between Immunovaccine and its up listed comparable peers.

To be accepted for listing on NASDAQ, the Corporation must meet a variety of requirements, one of which requires a minimum trading price of US$3 per Share for a minimum of five trading days. In order to meet this requirement, the Corporation is contemplating the possibility to proceed to a consolidation of its Shares (the “Share Consolidation”).

In evaluating the Share Consolidation that could be required, the Corporation also took into consideration the following factors:

•	Obtain a share price that is in line with expectations of investors for a company with a market capitalization and maturity similar to Immunovaccine;

•	Make sure to maintain a large enough float to ensure that there will be a market for trading; and

•	Achieve a share price post-consolidation that allows the Corporation to maintain its compliance with the listing requirements during market fluctuations.

To achieve the aforementioned objectives and to comply with the rules of the NASDAQ we believe a target share price of US$5 post-consolidation would best represent the interest of the Corporation and its Shareholders. Accordingly, the below proposed Share Consolidation is being contemplated.

At the Meeting, Shareholders will be asked to consider a special resolution (the “Consolidation Resolution”) authorizing the Board to amend the articles of the Corporation to effect a consolidation of all of the issued and outstanding Shares, such that the trading price of the post-consolidation Shares is at a minimum of US$5 per post-consolidation Share calculated based on the five-day volume weighted average trading price (“VWAP”) of the Shares (or such consolidation ratio that will permit the Corporation to meet its above-mentioned objectives with respect to a potential secondary listing on the NASDAQ).

For illustrative purposes, should the five-day volume weighted average trading price of the Shares prior to the consolidation be US$1.60 (being the U.S. dollar equivalent of a price of $2.00 per Share, converted on the basis of an exchange rate of US$1.00 for $1.25), in order to attain a share price of US$5 per post-consolidation Share, the Share Consolidation would need to be effected at a consolidation ratio of 3.2 for 1, resulting in the number of Shares issued and outstanding to be reduced from 137,106,558 to approximately 42,845,799 Shares.

While Management cannot predict future market conditions, it is expected that, from a shareholder’s perspective, there will be no impact on the overall value of holdings pre- and post-consolidation. Management believes that a higher consolidated share price combined with NASDAQ listing could attract greater interest in Immunovaccine from institutional investors, many of whom may not be able to invest on the Toronto Stock Exchange (the “TSX”) and/or below a certain share price.

Although shareholders’ approval for the Share Consolidation is being sought at the Meeting, the Share Consolidation would become effective at a date in the future to be determined by the Board if and when it is considered to be in the best interest of the Corporation to implement the Share Consolidation. The Board may determine not to implement the Share Consolidation at any time after the Meeting without further action on the part of or notice to the Shareholders.

10

There can be no assurance whatsoever that any increase in the market price per Share will result from the proposed Share Consolidation and there is no assurance whatsoever that the Common Shares of the Corporation will be listed on the NASDAQ.

No fractional Shares will be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon such Share Consolidation, the number of Common Shares to be received by such shareholder will be rounded up or down to the nearest whole Common Share.

If the proposed Share Consolidation is approved by the Shareholders and all regulatory requirements are complied with, including the approval of the TSX, and implemented by the Board, following the announcement by the Corporation of the effective date of the Share Consolidation, registered Shareholders will be sent a letter of transmittal by the Corporation’s transfer agent, Computershare Investor Services Inc., containing instructions on how to exchange their share certificates representing pre-consolidation Shares for new share certificates representing post-consolidation Shares. Non-registered Shareholders holding their Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Share Consolidation than those that will be put in place by the Corporation for the registered Shareholders. If you hold your Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

To be effective, the Canada Business Corporations Act (the “CBCA”) requires that the Consolidation Resolution be approved by a special resolution of the shareholders, being a majority of not less than two-thirds (2/3) of the votes cast by shareholders present in person or by proxy at the Meeting. In addition to the approval of the shareholders, the Share Consolidation requires the approval of the TSX. The TSX has conditionally approved the proposed Share Consolidation. Such approval will be valid for one year and subject to the Corporation fulfilling standard listing conditions, including the requirement that the Corporation seek shareholder approval if it does not proceed with the Share Consolidation within one year of the TSX approval.

The full text of the Consolidation Resolution approving the proposed Share Consolidation is attached to this Circular as Schedule “A”.

The Board believes that the proposed Share Consolidation is in the best interest of the Corporation and its Shareholders and unanimously recommends that Shareholders vote IN FAVOUR of the Consolidation Resolution.

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of the Consolidation Resolution.

Change of Name

At the Meeting, Shareholders will be asked to consider a special resolution (the “Name Change Resolution”) authorizing the Board to file articles of amendment under the CBCA to change the name of the Corporation from “Immunovaccine Inc.” to “IMV Inc.” or such other name as may be approved by the directors of the Corporation and is acceptable to the TSX and the Director under the CBCA (the “Name Change”).

The Corporation is proposing to change its name to “IMV Inc.” in an effort to ensure that its corporate denomination does not convey any ambiguities as to the nature of the activities and technologies of the Corporation, which are not limited to vaccines.

Although Shareholder approval for the Name Change is being sought at the Meeting, the Name Change would become effective at a date in the future to be determined by the Board when it is considered to be in the best interest of the Corporation to implement the Name Change. The Board may determine not to implement the Name Change at any time after the Meeting without further action on the part of or notice to the Shareholders.

The CBCA requires that the Name Change be approved by a special resolution of the Shareholders, being a majority of not less than two-thirds (2/3) of the votes cast by Shareholders present in person or by proxy at the Meeting. In addition to the approval of the Shareholders, the Name Change requires the approval of the TSX. The TSX has conditionally approved the proposed Name Change. Such approval is subject to the Corporation fulfilling standard listing conditions of the TSX.

11

The full text of the Name Change Resolution approving the proposed Name Change is attached to this Circular as Schedule “B”.

The Board believes that the proposed Name Change is in the best interest of the Corporation and its Shareholders and unanimously recommends that Shareholders vote IN FAVOUR of the Name Change Resolution.

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote IN FAVOUR of the Name Change Resolution.

DIRECTOR COMPENSATION

Components of Director Compensation

Non-Executive Directors are entitled to receive an annual board retainer, and fees for chairing the Board, a committee of the Board or being a member of a committee (collectively, the “Fees”). Fees were paid to Non-Executive Directors during the year ended December 31, 2017 on the following basis:

Fees
Chairman of the Board:	$120,000
All other Directors:	$70,000
Chairman of Audit Committee:	$10,000
Chairman of Corporate Governance and Compensation Committee:	$10,000
Committee Member:	$5,000

Further to the implementation of the deferred share unit plan (the “DSU Plan”) in 2016, Non-Executive Directors are required to elect to receive at least 50% of their Fees in the form of deferred share units (“DSUs”) with the balance of their fees to be paid in cash.

Director Compensation Table

Annual retainers and share-based awards were earned by the members of the Board who are not employees or officers of the Corporation on the following basis during the year ended December 31, 2017. Dr. Shermaine Tilley has elected not to receive compensation as a result of the policies of CTI Life Sciences Fund and this explains her absence from the tables related to Director’s compensation.

	Fees		Share-based
	Earned	Option-based Awards(1)	Awards(2)(3)	All other Compensation	Total
Name	$	$	$	$	$
Wade K. Dawe	37,500	-	37,500	-	75,000
James W. Hall	-	-	80,000	-	80,000
Wayne Pisano	21,250	-	63,750	-	85,000
Albert Scardino	-	-	75,000	-	75,000
Andrew Sheldon	65,000	-	65,000	-	130,000
Alfred Smithers	35,000	-	35,000	-	70,000

(1)	DSU awards replaced the grant of stock options Non-Executive Directors as of December 21, 2016.

(2)	DSUs vest immediately on the date of their grant.
(3)	The fair value of the DSUs awarded is obtained by multiplying the number of DSUs awarded by the VWAP for the five trading days immediately preceding the award date.

12

Outstanding Share-Based Awards and Option-Based Awards

The following table presents details of all outstanding option-based awards and share-based awards to the Board as at December 31, 2017.

	Option-based Awards				Share-based Awards
	Number of					Market or	Market or payout
	Securities			Value of	Number of	payout value of	value of vested
	underlying			unexercised in-	shares or units	share-based	share-based awards
	unexercised	Option		the-money	of shares that	awards that have	not paid out or
	options	exercise price	Option expiration	options	have not vested	not vested	distributed
Name	(#)	($)	date	($)(1)	(#)	($)	($)

Wade K. Dawe	10,000	1.00	31-Dec-18	13,500	N/A	N/A	184,597
	10,000	1.00	31-Dec-19	13,500
	35,000	0.28	30-Apr-18	72,450
	50,000	0.74	17-Jan-19	80,500
	50,000	0.66	2-Feb-20	84,500

James W. Hall	35,000	0.28	30-Apr-18	72,450	N/A	N/A	260,643
	50,000	0.74	17-Jan-19	80,500
	50,000	0.66	2-Feb-20	84,500

Wayne Pisano	50,000	0.74	17-Jan-19	80,500	N/A	N/A	231,567
	50,000	0.66	2-Feb-20	84,500

Albert Scardino	-	-	-	-	N/A	N/A	251,694

Andrew Sheldon	-	-	-	-	N/A	N/A	292,552

Alfred Smithers	50,000	0.79	25-Sep-19	78,000	N/A	N/A	180,125
	50,000	0.66	2-Feb-20	84,500

(1)	The value of the unexercised in-the-money options at financial year-end is the difference between the closing price of the Shares on December 31, 2017 ($2.35) on the TSX and the respective exercise prices of the options. All options were fully vested as at December 31, 2017.

Incentive Plan Awards – Value Vested or Earned during the year ended December 31, 2017

The table below presents the value vested during the year ended December 31, 2017 of all awards to the directors of the Corporation and the value earned during the year ended December 31, 2017 for awards to the directors of the Corporation under non-equity incentive plans.

	Option-Based Awards - Value	Share-Based Awards - Value	Non-equity Incentive Plan
	Vested During 2017	Vested During 2017(1)	Compensation - Value Earned
Name	($)	($)	during 2017

Wade K. Dawe	-	37,500	-

James W. Hall	-	80,000	-

Wayne Pisano	-	63,750	-

Albert Scardino	-	75,000	-

Alfred Smithers	-	65,000	-

Andrew Sheldon	-	35,000	-

(1)	The DSUs granted on December 21, 2016 vested upon confirmation of the adoption of the DSU Plan and of the grant of such DSUs by the shareholders of the Corporation at the annual and special meeting of shareholders held on May 10, 2017.

Options Exercised during the Year

The table below presents the options exercised by Directors during the year ended December 31, 2017.

Name	Number of options exercised	Option Exercise Price ($)	Market Value Upon Exercise ($)

Wade K. Dawe	10,000	1.00	1.18
	35,000	0.40	1.13

13

Name	Number of options exercised	Option Exercise Price ($)	Market Value Upon Exercise ($)

James W. Hall	35,000	0.40	1.25
Wayne Pisano	35,000	0.40	1.16

COMPENSATION DISCUSSION AND ANALYSIS

Compensation philosophy

The Corporation’s executive compensation program is based on the philosophy that in order to enhance long-term shareholder value, a strong and motivated leadership team must exist whose interests are aligned with the Corporation’s strategic goals.

To build and retain a high performing leadership team, the Corporation needs to be competitive with other comparable clinical-stage biotechnology companies. To enable the Corporation to attract and retain talent, compensation must balance fixed and variable components including strong base salaries along with both long- and short-term incentives that are tied to objective performance goals. The intent is to reward executives for demonstrated leadership and the achievement of strategic goals. By having these components of compensation in place, the executive leaders will focus on attaining the corporate performance goals, thereby creating success for the Corporation and creating value for our Shareholders.

Members of Compensation and Corporate Governance Committee

The members of the Compensation and Corporate Governance Committee are currently Mr. Wayne Pisano (Chairman), Mr. Wade Dawe and Mr. Albert Scardino. Mr. Andrew Sheldon attends the meetings of the Compensation and Corporate Governance Committee as a non-voting member. Mr. Pisano, Mr. Dawe and Mr. Scardino are all independent.

The education and related experience (as applicable) of each current Compensation and Corporate Governance Committee member is described below:

Wayne Pisano – Mr. Pisano is the former Chief Executive Officer of VaxInnate, a pandemic and influenza vaccine company. He also was the Chief Executive Officer of Sanofi Pasteur for over 3.5 years and had direct responsibility in evaluating the compensation levels for other executive officers.

Wade Dawe – Mr. Dawe, as Chairman and Chief Executive Officer of Fortune Bay Corp., is responsible for ensuring compensation levels are competitive and in line with the company’s business strategy. He is also the former Chairman and Director of Stockport Exploration Inc. and former Chairman and Chief Executive Officer of Brigus Gold Corp.

Albert Scardino – Mr. Scardino has extensive experience as a director of both for-profit and not-for-profit organizations, public and private, in the U.S. and the United Kingdom.

Role of Compensation and Corporate Governance Committee

The Compensation and Corporate Governance Committee of the Corporation (the “Compensation and Corporate Governance Committee”) has been assigned the responsibility of reviewing the remuneration package for the Chief Executive Officer, the Chief Financial Officer, and other senior executives and to recommend changes, if any, to the Board. In making its recommendations, the Compensation and Corporate Governance Committee considers each individual’s performance and remuneration and incentives paid to senior executives of comparable companies. The Compensation and Corporate Governance Committee also seeks the views of the members of the senior executive team, when reviewing compensation for other executive officers. It is also the responsibility of the Compensation and Corporate Governance Committee to review any proposals concerning the Corporation’s incentive stock option plan and deferred share unit plan, including grant proposals for approval by the Board.

14

The Compensation and Corporate Governance Committee evaluates all executive compensation policies and programs with a view to confirming that the policies and programs do not drive behaviors that would result in inappropriate or excessive risk taking, and that the Corporation’s compensation policies and practices do not result in identified risks that are likely to have a material effect on the Corporation. This evaluation process which focuses on five areas: 1) strategic / operational risk; 2) compliance risk; 3) reputational risk; 4) talent risk; and 5) financial / economic risk. Risks are assessed and considered on both an individual element basis and in totality.

The Corporation’s remuneration package is designed to attract, retain and reward highly qualified individuals and motivate them to achieve performance objectives aligned with the Corporation’s vision and strategic direction and consistent with shareholders value creation. The Corporation’s goal is to provide market competitive remuneration consistent with responsibility level, experience and performance. In addition, the Compensation and Corporate Governance Committee also takes into consideration the current financial position of the Corporation, the corporate objectives and evaluation of how these objectives were or were not met, and individual performance when determining annual compensation levels.

Benchmarking

In 2017, the Compensation and Corporate Governance Committee did not perform a benchmark analysis with respect to the Corporation’s executive compensation program and no market comparator group was formally established and reviewed. In 2018, the Compensation and Corporate Governance Committee hired PCI-Perrault Consulting Inc. to perform a benchmark analysis for 2018 that will be reported next year.

Named Executive Officers

Applicable securities regulations require that the Corporation give details of the compensation paid to the Corporation’s “Named Executive Officers” who are defined as follows:

(a)	the Chief Executive Officer of the Corporation;

(b)	the Chief Financial Officer of the Corporation;

(c)	each of the three most highly compensated executive officers of the Corporation, or the three mostly highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

Based on the above criteria, the Corporation has determined the Named Executive Officers to be the Chief Executive Officer, the current and former Chief Financial Officers and the Chief Medical Officer.

Components of Executive Compensation

The Corporation’s executive compensation philosophy is supported by the following four elements of our executive compensation program for the Named Executive Officers:

Fixed components:

1.	Base salary
2.	Employee benefits program and other perquisites

15

Variable components:

3.	Short-term incentive opportunity

4.	Long-term incentive and retention program

Each component of the executive compensation program is defined and discussed below.

Base salary

A competitive base salary serves to attract and retain strong leadership. The base salary for an executive is determined through the evaluation of the responsibilities of the position, the executive’s relevant experience, past and current performance, as well as through evaluation of market compensation levels for the role. Individual salaries are adjusted annually based on the individual’s competencies and through evaluation of the Corporation’s results.

Employee benefits program and other perquisites

The Corporation’s employee benefits program includes health, dental, vision, life and disability components and is designed to provide a level of protection to all employees, including executive officers, and their families in the event of death, illness, or disability.

In terms of perquisites, the Corporation’s RRSP matching program is open to all employees, including executives, and allows for Corporation matching of up to 5% of the employee’s base salary per year. The Corporation also sponsors up to 50% of the cost of fitness memberships for all employees to a maximum of $300.

Short-term incentive opportunity

The Corporation believes that long-term growth of value for Shareholders is derived from the execution of short and long-term approved strategic initiatives.

The annual incentive program for the Named Executive Officers is based on their performance as a team against corporate objectives approved by the Board of Directors. Bonuses are paid in full following awards approved by the Board of Directors, at its full discretion, based on recommendation of the Committee. The target for annual incentive compensation for Named Executives has been established as a percentage of their respective base salary as shown in the table, the Board of Directors retains full discretion in assessing such achievement and may approve an award in excess of such target. In addition, the Board may also factor in individual achievement, if warranted.

The annual incentive is calculated as a percentage of the salary as shown in the table.

Named Executive Officers	Maximum annual incentive in percentage of the salary	Corporate objectives

Frederic Ors	50%	100%
Pierre Labbé	35%	100%
Kimberly Stephens(1)	Nil	Nil
Gabriela Rosu	30%	100%

(1)	Ms. Kimberly Stephens announced, on October 3, 2016, her resignation as Chief Financial Officer, her resignation as Chief Financial Officer became effective on February 20, 2017.

As part of its duties and responsibilities and in conjunction with year-end assessments, the Committee will review the realization of the Corporation’s objectives and meet with management to discuss and consider each element contained in the corporate objectives. The Committee also meets in private to discuss this matter.

The Corporation’s 2017 annual key objectives (the “2017 Key Objectives”) were grouped under four general goals including (i) Financial (ii) Scientific/Clinical, (iii) Business Development/Partnering and (iv) Human Resources. The following specific objectives were underlying 2017 Key Objectives:

16

		Objectives			Attainment

Financial	1.	Secure a minimum of $20 million to enable Immunovaccine to initiate the expanded business plan.		15%	75% – Completed a $10 million financing in June 2017 (50%)	11.25%

					– Extended the term of the $5 million Nova Scotia Loan from 2018 to 2020 (25%)

	2.	Obtain U.S. institutional investment and increase U.S. analyst coverage in preparation for an eventual NASDAQ listing.		15%	50% – New U.S. fund participation in the June financing but no U.S. analyst coverage	7.5%

	3.	Share price appreciation. During the last quarter of the year having 10 days at a weighted average trading price of:		10%	150%	15%

		Range price	Attainment		– 10 days weighted average price for the last 10 days of 2017 was $2.31.

		Under $1.25	0%

		From $1.25 to$1.75	From 50% to 100%

		From $1.75 to $2.00	From 100% to 150%

		Over $2.00	150%

		TOTAL		40%		33.75%

Scientific / Clinical	1.	Obtain interim clinical data with DPX-Survivac	5%	100% – Results announced on March 29, 2017	5%

	2.	Obtain topline final clinical data as defined in the protocol with DPX-Survivac and Incyte Corporation’s ID01 Inhibitor by the end of Q4.	10%	100% – Results announced December 5, 2017.	10%

	3.	Generate pre-clinical and/or clinical data to support business development activities before the end of Q4.	5%	100% – Not disclosed for competitive reasons	5%

	4.	Initiate Phase 1 clinical study in multiple new indications for DPX-Survivac before the end of Q4 2017	5%	50% – Indication selection complete, CRO selection initiated, draft synopsis for the trial completed.	2.5%

	5.	Develop Phase 2/3 clinical path to market for DPX-Surivac in ovarian Cancer before the end of Q4 2017.	5%	100% – Detailed plan successfully completed.	5%

		TOTAL	30%		27.5%

17

		Objectives	%	Attainment

Business Development /Partnering	1.	Not disclosed for competitive reason	5%	100% – Not disclosed for competitive reason	5%

	2.	Expand the application of DepoVax™ into new market opportunities under collaboration	5%	100% – Multiple ongoing collaborations (UConn Health, USAID/Leidos)	5%

	3.	Not disclosed for competitive reason	5%	25% – Not disclosed for competitive reason	1.25%

	4.	Generate a minimum of $10M in non-dilutive funding (cash or in-kind) from upfront payments or other sources of funding	10%	80% – In-kind collaboration agreements totalling $8M in value	8%

		TOTAL	25%		19.25%

Human Resources	1.	Develop a clearly defined Human Resources plan to be ready for Phase 3.	2.5%	100% – Successfully completed.	2.5%

	2.	Develop a succession plan for key employees, which includes promoting from within through proper professional development.	2.5%	100%: – Successfully completed.	2.5%

		TOTAL	5%		5%

GRAND TOTAL					85.5%

INCREASE BASED ON THE OVERALL PERFORMANCE OF THE CORPORATION(1)					14.5%

ATTAINMENT FOR BONUS CALCULATION					100.0%

(1)	Given the overall performance of the Corporation in 2017, the Board approved that the objectives be deemed achieved at the 100% level given that the sum of the parts was better than a “piece by piece” evaluation of the achievement of the objectives for 2017.

The Compensation and Corporate Governance Committee then reviewed the Annual Incentive Award recommendation prepared by the Chief Executive Officer for all Named Executive Officers (except for himself) that is based on the proportional attainment of the Corporate Objectives. The Committee also assessed the Chief Executive Officer’s performance for 2017 and, further to such review the Committee provided a recommendation to the Board. The Board reviewed and discussed the recommendation of the Committee for the Named Executive Officers and for the Chief Executive Officer and approved the following payment of the Annual Incentive Award to the Named Executive Officers and the Chief Executive Officer:

	Annual incentive	Attainment of the
	approved as a percentage	Corporate Objectives	Total
Named Executive Officers	of Base Salary	(%)	($)
Frederic Ors	50%	100%	157,500
Pierre Labbé	35%	100%	87,600
Kimberly Stephens(1)	Nil	Nil	Nil
Gabriela Rosu	30%	100%	81,100

(1)	Ms. Kimberly Stephens announced, on October 3, 2016, her resignation as Chief Financial Officer, her resignation as Chief Financial Officer became effective on February 20, 2017.

18

Long-term incentive and retention program

Stock option grants are part of the long-term incentive and retention program and serve to motivate and encourage executives and employees to deliver performance that increases the value of the Corporation through growth of the share price over the long term. All stock option grants are approved by the Board through its Compensation and Corporate Governance Committee. The process for issuing stock option grants is in line with the short-term incentive program described above. Previous grants of stock options are taken into account when considering new grants. The Corporation’s stock option plan (the “Stock Option Plan”) provides for the issuance of options to the Corporation’s directors and employees (and for the purposes of the Stock Option Plan, an “employee” includes a person who provides services to the Corporation). See “Securities Authorized for Issuance Under Equity Compensation Plans” on page 23 of this Circular for a summary of the material provisions of the Stock Option Plan.

Named Executive Officers or directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Employee Inducement Options

As an inducement for Mr. Pierre Labbé to join the Corporation as Chief Financial Officer, Mr. Labbé was granted, on January 31, 2017, 400,000 stock options of the Corporation (the “CFO Options”). The CFO Options were issued outside the number of options available for grant under the Stock Option Plan as per the Toronto Stock Exchange’s Company Manual but are governed by the terms of the Stock Option Plan. The CFO Options have an exercise price of $0.75, vest in accordance with the following schedule: (i) 133,333 options will vest immediately on the date of grant; (ii) 133,333 additional options will vest 6 months after the date of grant; and (iii) the remaining 133,334 options will vest 12 months after the date of grant and the CFO Options expire on November 7, 2021.

Option-based awards

Option-based awards are granted in accordance with the terms set out in the above section “Long-term incentive and retention program”.

19

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for $100 invested in the Corporation’s Common Shares on December 31, 2012 with the cumulative total return of the Toronto Stock Exchange’s S&P/TSX Composite Index (including the reinvestment of dividends) for the five most current completed financial years.

	2012	2013	2014	2015	2016	2017
IMV	$100.00	$119.18	$191.78	$202.74	$186.30	$643.84
S&P/TSX Composite Index	$100.00	$109.55	$117.69	$104.64	$122.95	$130.37

Executive officer’s compensation is not based primarily on the performance of the Shares and, as such, executive officers’ compensation may not be directly correlated to the performance of the Corporation’s Shares. In addition to market performance, Named Executive Officer’s compensation is based on a number of non-market driven factors.

Although one of the main focuses of the Corporation is to create shareholder value, and the Corporation believes such value has been reflected by an increase in share price in the last years, share price performance alone cannot be taken into account to draw appropriate conclusions with respect to the executive officers’ compensation. Nonetheless, a portion of the Named Executive Officer’s aggregate compensation, as shown on the Summary Compensation Table, is composed of stock options. Accordingly, long-term compensation for the Named Executive Officer’s is dependent on the trading prices for the Shares. Therefore, the actual level of these individuals’ compensation is linked, to a certain degree, to the performance of the Shares.

20

SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation earned during the three most recently completed financial years ended December 31, 2017, 2016 and 2015, by the Named Executive Officers:

				Non-equity incentive plan
				compensation
				($)
			Option		Long-
	Financial		based	Annual	term	All other		Total
Name and principal	Period	Salary	awards	incentive	incentive	compensation		compensation
position	Ended	($)	($)(1) (2)	plans	plans	($) (3)(4)		($)
Frederic Ors	Dec 31, 2015	134,615	185,000	28,500	Nil	-		348,115
Chief Executive Officer	Dec 31, 2016	274,554	357,500	110,000		6,667		748,721
	Dec 31, 2017	315,000	94,000	157,500		13,728		580,229

Pierre Labbé	Dec 31, 2015	-	-	-	Nil	-		-
Chief Financial Officer(5)	Dec 31, 2016	-	-	-		-		-
	Dec 31, 2017	245,385	212,000	87,600				544,985

Kimberly Stephens	Dec 31, 2015	185,231	192,500	26,400	Nil	7,750		411,881
Former Chief Financial	Dec 31, 2016	163,764	157,500	43,300		23,005	(9)	387,569
Officer(6)	Dec 31, 2017	-	-	-		-		-

Gabriela Rosu	Dec 31, 2015	-		-	Nil	-		-
Chief Medical Officer	Dec 31, 2016	40,769	112,000	-		-		152,769
	Dec 31, 2017	270,300	-	81,100		-		351,400

(1)	Options may be exercised as follows: 1/3 each six-month period following their grant; or 1/3 immediately and 1/3 one year following their grant and final 1/3 two years following their grant.
(2)	The fair value of the stock options granted annually is obtained by multiplying the number of options granted by their value established according to the Black-Scholes model. This value is the same as the fair book value established in accordance with International Financial Reporting Standards and accounting for the following assumptions:

	$0.75	$0.75
Risk-free rate:	3%	3%
Dividend yield	0	0
Closing Price at Grant Date:	$0.68	$0.74
Volatility:	98%	98%
Expected lifetime:	4.37	4.3
Fair value per option:	$0.47	$0.53

(3)	Included in all other compensation is the Corporation’s RRSP matching program and other taxable benefits.

(4)	Included in all other compensation for Kimberly Stephens is a $4,900 contract payment.
(5)	Mr. Labbé joined the Corporation as of February 20, 2017 as Chief Financial Officer.
(6)	Ms. Kimberly Stephens announced, on October 3, 2016, her resignation as Chief Financial Officer. Her resignation as Chief Financial Officer became effective on February 20, 2017.

Mr. Ors has a written employment agreement pursuant to which he is entitled to receive an annual salary of $450,000 effective January 1, 2018, as compensation for his services as Chief Executive Officer of the Corporation. Mr. Ors is also eligible to participate in any short-term incentive compensation plan. The agreement will continue for an indefinite period, except if terminated in the circumstances described under “Termination and Change of Control Benefits” below. Mr. Ors’ employment agreement also provides for, among other things, non-compete and non-solicitation covenants in favour of the Corporation during the term of his employment and during the 12-month period following the date his employment is terminated.

Mr. Labbé has a written employment agreement pursuant to which he is entitled to receive an annual salary of $320,000 effective January 1, 2018, as compensation for his services as Chief Financial Officer of the Corporation. Mr. Labbé is also eligible to participate in any short-term incentive compensation plan. The agreement will continue for an indefinite period, except if terminated in the circumstances described under “Termination and Change of Control Benefits” below. Mr. Labbé’s employment agreement also provides for, among other things, non-compete and non-solicitation covenants in favour of the Corporation during the term of his employment and during the 12-month period following the date his employment is terminated.

Dr. Rosu has a written employment agreement pursuant to which she is entitled to receive an annual salary of $300,000, effective January 1, 2018, as compensation for her services as Chief Medical Officer of the Corporation.

21

Dr. Rosu is also eligible to participate in any short-term incentive compensation plan. The agreement will continue for an indefinite period, except if terminated in the circumstances described under “Termination and Change of Control Benefits” below. Dr. Rosu’s employment agreement also provides for, among other things, non-compete and non-solicitation covenants in favour of the Corporation during the term of her employment and during the 12-month period following the date her employment is terminated.

INCENTIVE PLAN AWARDS

Outstanding Equity Awards

A summary of all outstanding option-based and share-based awards as at December 31, 2017 for the Named Executive Officers is included in the following table.

	Option-based Awards
	Number of Securities			Value of unexercised
	underlying			in-the-money
	unexercised options	Option exercise	Option expiration	options(1)
Name	(#)	price ($)	date	($)
Frederic Ors	250,000	0.88	4/27/2020	367,500
Chief Executive Officer	350,000	0.74	1/21/2021	563,500
	400,000	0.62	8/29/2021	692,000
	200,000	0.75	1/19/2022	320,000

Pierre Labbé	400,000	0.75	1/31/2022	640,000
Chief Financial Officer(2)

Kimberly Stephens	N/A	N/A	N/A	N/A
Former Chief Financial Officer(3)

Gabriela Rosu	200,000	0.69	11/7/2021	332,000
Chief Medical Officer

(1)	The value of unexercised in-the-money options at financial year end is the difference between the closing price of the common shares on December 31, 2017 ($2.35) on the TSX and the respective exercise prices of the options. The value shown in this table does not represent the actual value that a Named Executive Officer would have received of the options had been exercised as at December 31, 2017 since some of these options were not fully vested as of that date and, therefore, were not exercisable.
(2)	Mr. Labbé joined the Corporation as of February 20, 2017 as Chief Financial Officer.
(3)	Ms. Kimberly Stephens announced, on October 3, 2016, her resignation as Chief Financial Officer. Her resignation as Chief Financial Officer became effective on February 20, 2017.

Value vested or earned during the year of incentive plan awards

The table below presents the value vested during the year ended December 31, 2017 of all awards to the Named Executive Officers.

	Option-Based Awards –		Non-equity Incentive Plan
	Value vested during	Share-Based Awards –	Compensation – Value Earned
	2017	Value vested during 2017	during 2017
Name	$	$	$
Frederic Ors	164,974	N/A	-
Chief Executive Officer

Pierre Labbé	195,814	N/A	-
Chief Financial Officer(1)

Kimberly Stephens	N/A	N/A	-
Former Chief Financial Officer(2)

Gabriela Rosu	78,661	N/A	-
Chief Medical Officer

(1)	Mr. Labbé joined the Corporation as of February 20, 2017 as Chief Financial Officer.

(2)	Ms. Kimberly Stephens announced, on October 3, 2016, her resignation as Chief Financial Officer. Her resignation as Chief Financial Officer became effective on February 20, 2017.

PENSION PLAN BENEFITS

The Corporation does not have a pension plan benefit. The Corporation’s RRSP matching program in favour of its Named Executive Officers is included as all other compensation in the previous summary compensation table.

22

TERMINATION AND CHANGE OF CONTROL BENEFITS

All of the Named Executive Officers have entered into employment contracts with the Corporation for an undetermined period. In the case of resignation, retirement or termination of employment with cause, every Named Executive Officer contract provides there will be no severance payment made. However, the Named Executive Officers would be entitled to any vacation due.

The actual amounts that a Named Executive Officer would receive upon termination of employment can only be determined at the time of termination and is based on the number of months of base salary at that time. The following table provides the number of months of salary and corresponding value that the Named Executive Officers that were employed by the Corporation at the end of the financial year would have received if the termination had occurred on December 31, 2017:

	Frederic Ors		Pierre Labbé		Gabriela Rosu
	Chief Executive Officer		Chief Financial Officer		Chief Medical Officer
	Number of	Value		Value		Value
Event	months	($)	Number of months	($)	Number of months	($)

Termination without cause	12 months salary plus immediate vesting of all stock options granted	331,050	6 months salary plus employee benefits for the next 6 months and immediate vesting of all stock options	153,276	6 months salary plus employee benefits for the next 6 months and immediate vesting of all stock options	142,058
			granted		granted

Termination with cause	Nil	Nil	Nil	Nil	Nil	Nil

Change of control	24 months salary plus benefits and immediate vesting of all stock options granted	662,100	12 months salary plus benefits and immediate vesting of all stock options granted	306,552	12 months salary plus benefits and immediate vesting of all stock options granted	284,115

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes equity securities that have been issued and are available for issuance under the Stock Option Plan and DSU Plan as of December 31, 2017:

			Number of securities remaining
	Number of securities to be issued	Weighted-average exercise	available for future issuance
	upon exercise of outstanding	price of outstanding options,	under equity compensation
Plan Category	options, warrants and rights	warrants and rights	plans

Equity compensation plans approved by securityholders(1)	4,789,986	$0.90	4,306,984

Equity compensation plans not approved by securityholders(2)	600,000	$0.73	N/A

Total	5,389,986	$0.89	4,306,984

(1)	Includes the Stock Option Plan and the DSU Plan.
(2)	Represents Shares issuable upon exercise of employee inducement options granted to Ms. Gabriela Rosu and Mr. Pierre Labbé when they joined the Corporation as Chief Medical Officer and Chief Financial Officer, respectively.

23

Securities issuable under equity compensation plans as a percentage of outstanding Shares

The following table provides information on the securities issuable under the Stock Option Plan and DSU Plan, expressed as a number and as a percentage of the Shares as of December 31, 2017:

			Total number of
		Maximum number of	securities awarded and	Total number of securities
		securities issuable under	outstanding under the	available for grant under
Equity Compensation Plan		the plan	Plan	the plan
Stock Option Plan	Number	11,000,000	4,193,740	2,475,228
	Percentage of outstanding Shares(1)	8.53%	3.25%	1.92%

DSU Plan	Number	1,500,000	596,246	903,754
	Percentage of outstanding Shares(1)	1.16%	0.46%	0.70%

(1)	As of December 31, 2017, there were 129,023,769 Shares issued and outstanding.

Annual Burn Rate

The following table provides the annual burn rate associated with the Stock Option Plan and DSU Plan for each of the Corporation’s three most recent fiscal years:

			Weighted average
Equity Compensation		Number of securities	number of securities
Plan	Fiscal year	granted under the plan(2)	outstanding(3)	Annual burn rate(1)(4)

Stock Option Plan	2017	453,800	123,701,688	0.37%
	2016	1,793,200	101,128,759	1.77%
	2015	1,527,500	91,873,227	1.66%

DSU Plan	2017	271,246	123,701,688	0.22%
	2016(5)	325,000	101,128,759	0.32%
	2015(5)	-	-	-

(1)	Based on the new TSX requirement effective October 31, 2017.
(2)	Corresponds to the number of securities granted under the plan in the applicable fiscal year.
(3)	The weighted average number of securities outstanding during the period corresponds to the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor.
(4)	The annual burn rate percent corresponds to the number of securities granted under the plan divided by the weighted average number of securities outstanding.
(5)	The DSU Plan was adopted by the Board on December 21, 2016 and subsequently approved, ratified and confirmed by the shareholders of the Corporation at the annual and special meeting held on May 10, 2017.

Stock Option Plan

The following is a summary of the main provisions of the Stock Option Plan.

The maximum number of Shares that can be issued upon the exercise of options granted under the Stock Option Plan is 11,000,000 Shares. Any Shares subject to an option which has been granted under the Stock Option Plan that expires or terminates without having been fully exercised may be subject of a further option under the Stock Option Plan.

24

The number of Shares issuable to insiders of the Corporation, at any time, pursuant to the Stock Option Plan and any other security based compensation arrangement (as such term is defined in the Toronto Stock Exchange Company Manual) cannot exceed 10% of the issued and outstanding Shares and the number of Shares issued to insiders of the Corporation, within any one year period, under the Stock Option Plan and any other security based compensation arrangement cannot exceed 10% of the issued and outstanding Shares.

The Board may grant options to directors, officers, employees, consultants of the Corporation and, if applicable, its subsidiaries and holding companies of such persons.

The exercise price of the options is determined by the Board at the time of the grant of an option, but cannot be lower than the volume weighted average trading price of the Shares on the principal stock exchange on which the Shares are trading for the five trading days immediately preceding the day on which the stock option is granted.

If approved by the Board, in lieu of paying the exercise price in cash for the Shares that may be issued pursuant to the exercise of stock options, a participant may elect to acquire the number of Shares determined by subtracting the exercise price from the VWAP the five trading days immediately preceding the day on which the stock option is exercised, multiplying the difference by the number of Shares in respect of which the stock option was otherwise being exercised and then dividing that product by such VWAP. In such event, the number of Shares as so determined (and not the number of Shares to be issued under the stock option) will be deemed to be issued under the Stock Option Plan and all the stock options surrendered will be cancelled.

At the time of grant, the Board, at its discretion, may set a vesting schedule, that is, one or more dates from which an option may be exercised in whole or in part. The maximum period during which an option may be exercised is ten years from the date on which it is granted, however, at its discretion, the Board has the right to set a shorter period of time during which an option is exercisable. If the expiry date of an option should occur during or within 10 business days after the last day of any period during which a policy of the Corporation prevents a holder of options from trading in the Shares or in any other securities of the Corporation or exercising or converting any exercisable or convertible securities of the Corporation, the expiry date for the option will be the last day of such 10 business day period.

All benefits, rights and stock options accruing to any option holder in accordance with the terms and conditions of the Stock Option Plan shall be non-transferable and non-assignable unless specifically provided in the Stock Option Plan.

In the event of the death or permanent disability of an option holder, any stock option previously granted to an option holder shall be exercisable until the earlier of (i) the end of its term or (ii) the expiration of 12 months after the date of death or permanent disability of such option holder.

If an option holder ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries (as the case may be) for any reason other than being dismissed from his office or employment for cause, death or permanent disability, their stock options will terminate at 6:00 p.m. (Halifax time) on the earlier of (i) the end of its term or (ii) 90 days after the date such option holder ceases to be a director, officer, employee or consultant of the Corporation as the case may be. During this period, an option holder may exercise their stock option to the extent they were entitled to at the date of such cessation. Options that had not vested on the date of such cessation shall be immediately cancelled.

If an option holder ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries (as the case may be) as a result of being dismissed from their office or employment for cause or an option holder’s contract as a consultant being terminated before its normal termination date for cause, their options shall immediately be cancelled and may not be exercised as of the termination or dismissal date.

25

The number of Shares subject to the Stock Option Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares, and in any such event a corresponding adjustment shall be made to the number of Shares deliverable upon the exercise of any stock option granted prior to such event without any change in the total price applicable to the unexercised portion of the stock option, but with a corresponding adjustment in the price for each Share that may be acquired upon the exercise of the stock option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the stock options outstanding under the Stock Option Plan and to prevent any dilution or enlargement of the same.

Notwithstanding any other provision in the Stock Option Plan, in the event of a proposed Change of Control (as defined in the Stock Option Plan), the Board may, as deemed necessary or equitable by the Board in its sole discretion and subject to regulatory approvals, as applicable, determine the manner in which all unexercised stock options granted under the Stock Option Plan will be treated including, for example, accelerating the vesting of the stock options, accelerating the expiry of the term of the stock options and accelerating the time for the fulfillment of any conditions or restrictions on such exercise.

The Board may make the following types of amendments to the Stock Option Plan without seeking the approval of the shareholders of the Corporation: (i) amendments of a “housekeeping” nature; (ii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); (iii) amendments necessary in order for stock options to qualify for favourable treatment under applicable taxation laws; (iv) amendments respecting the administration of the Stock Option Plan; (v) any amendment to the vesting provisions of the Stock Option Plan; (vi) amend any term of any outstanding stock option (including, without limitation, the exercise price, vesting and expiry of the stock option), provided that, (A) if the amendments would reduce the exercise price or extend the expiry date of stock options granted to insiders, other than as authorized pursuant to the Stock Option Plan, approval of the disinterested shareholders of the Corporation must be obtained; and (B) the Board would have had the authority to initially grant the stock option under the terms as so amended; (vii) any amendment to the early termination provisions of the Stock Option Plan or any stock option, whether or not such stock option is held by an insider of the Corporation, provided such amendment does not entail an extension beyond the original expiry date; (viii) any amendment to the termination provisions of the Stock Option Plan or any stock option, provided any such amendment does not entail an extension of the expiry date of such stock option beyond its original expiry date; (ix) the addition or modification of a cashless exercise feature, payable in cash or in securities, which provides for a full or partial deduction of the number of underlying Shares from the Stock Option Plan reserve; (x) amendments necessary to suspend or terminate the Stock Option Plan; and (xi) any other amendment, whether fundamental or otherwise, not requiring shareholders’ approval under applicable laws.

However, the Board may not, without the approval of the shareholders of the Corporation, make amendments to the Stock Option Plan for any of the following purposes: (i) to increase the maximum number of shares that may be issued pursuant to options granted under the Stock Option Plan; (ii) to reduce the exercise price or extend the expiry date of options for the benefit of an insider; (iii) to increase the maximum number of shares issuable to insiders under the Stock Option Plan; or (iv) to amend the provisions of Section 19(c) of the Stock Option Plan that are described in the above paragraph.

Deferred Share Unit Plan

The following is a summary of the main provisions of the DSU Plan.

Subject to adjustment in accordance with the DSU Plan, the maximum number of Shares which the Corporation may issue from treasury in connection with the redemption of DSUs granted under the DSU Plan is 1,500,000 Shares.

The number of Shares issuable to insiders of the Corporation, at any time, pursuant to the DSU Plan and any other security based compensation arrangement (as such term is defined in the Toronto Stock Exchange Company Manual) of the Corporation, including the Stock Option Plan, cannot exceed 10% of the issued and outstanding Shares and the number of Shares issuable from treasury to insiders of the Corporation at any time, under the DSU Plan and any other security based compensation arrangement of the Corporation, including the Stock Option Plan, cannot exceed 10% of the issued and outstanding Shares. The DSU Plan does not provide for a maximum number of Shares which may be issued to an individual pursuant to the redemption of DSUs.

26

Any director of the Corporation who is not an employee or officer of the Corporation or of its subsidiaries (a “Non-Executive Director”) is eligible to be credited with DSUs under the DSU Plan.

Each year, a Non-Executive Director may elect to receive up to 100% of his or her annual Fees, but not less than 50% of his or her Fees, in the form of DSUs with the balance to be paid in cash. The Corporation will grant, in respect of each Non-Executive Director, that number of DSUs as is determined by dividing the amount of Fees that, but for an election, would have been paid to the Non-Executive Director, by the VWAP per Share for the five trading days immediately preceding the award date (the “Fair Market Value”), and will credit the Non-Executive Director’s account with such DSUs. In addition, the Board may from time to time award DSUs to a Non-Executive Director. The number of DSUs to be credited as of the date of the award in respect of a discretionary grant will be such number of DSUs as the Board in its discretion determines to be appropriate in the circumstances.

DSUs will vest immediately upon being credited to a Non-Executive Director’s account. DSUs credited to the Non-Executive Director’s account may only be redeemed in the event of the cessation of a Non-Executive Director’s directorship for any reason, including such person’s death (the “Termination”). Each DSU is equivalent in value to a Share.

Upon redemption, the Corporation will issue to the person a number of Shares from treasury equal to the number of DSUs credited in the account, less the number of Shares that results by dividing the aggregate amount of any federal, provincial, local or foreign taxes and other amounts required by law to be withheld (the “Applicable Withholding Taxes”) by the Fair Market Value as of the date of redemption. Instead of issuing Shares from treasury, the Corporation may elect, in its sole discretion, to pay the person an amount of money determined by multiplying the number of DSUs credited in the account by the Fair Market Value as of the date of redemption, net of any Applicable Withholding Taxes, upon redemption.

The rights of a Non-Executive Director pursuant to the terms of the DSU Plan are non-assignable or alienable by him or her either by pledge, assignment or in any other manner, and after his or her lifetime will enure to the benefit of and be binding upon the Non-Executive Director’s estate. the rights and obligations of the Corporation under the DSU Plan may be assigned by the Corporation to a successor in the business of the Corporation.

The number of Deferred Share Units standing to the credit of an Account will also be appropriately adjusted to reflect the payment of dividends in Shares (other than dividends in the ordinary course), the subdivision, consolidation reclassification, conversion or exchange of the Shares, or a merger, consolidation, recapitalization, reorganization, spin off or any other change or event which affects the Fair Market Value and which, in the sole discretion of the Board, necessitates action by way of adjustment to the number of Deferred Share Units. The appropriate adjustment in any particular circumstance will be conclusively determined by the Board in its sole discretion, subject to acceptance by the TSX, if applicable.

The Board may, at any time, amend or revise the terms of the DSU Plan subject to the receipt of all necessary regulatory and Shareholders approvals, provided that no such amendment or revision will alter the terms of any Deferred Share Unit granted under the DSU Plan prior to such amendment or revision.

Without limiting the generality of the foregoing, the Board may make the following types of amendments to the DSU Plan without seeking the approval of the Shareholders: (i) amendments to the definition of “Participant” or the eligibility requirements for participating in the DSU Plan, where such amendments would not have the potential of broadening or increasing insider participation; (ii) amendments to the manner in which Non-Executive Directors may elect to participate in the DSU Plan; (iii) amendments to the provisions of the DSU Plan relating to the redemption of DSUs and the dates for the redemption of the same, provided that no amendment will accelerate the redemption of a Non-Executive Director’s DSUs prior to the earlier of his or her Termination, subject to obtaining the required regulatory approvals; (iv) amendments of a “housekeeping” nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the DSU Plan or to correct or supplement any provision of the DSU Plan that is inconsistent with any other provision of the DSU Plan; (v) amendments necessary to comply with the provisions of applicable laws and the requirements of the TSX; (vi) amendments respecting the administration of the DSU Plan; (vii) amendments to the vesting provisions of the DSU Plan; (viii) amendments necessary to continuously meet the requirements of paragraph 6801(d) of the Income Tax Regulations (Canada) and to ensure that the DSU Plan is not a salary deferral arrangement or an employee benefit plan as those terms are defined in subsection 248(1) of the Income Tax Act (Canada); (ix) amendments necessary to suspend or terminate the DSU Plan; and (x) any other amendment, whether fundamental or otherwise, not requiring shareholders’ approval under applicable laws.

27

Notwithstanding the provisions of foregoing paragraph, the Board may not, without the approval of the Shareholders, make amendments to the DSU Plan for any of the following purposes: (i) to increase the maximum number of Shares that may be issued from treasury under the DSU Plan; (ii) to increase the maximum number of Shares that may be issued to insiders of the Corporation during any twelve month period; and (iii) to amend the amendment provisions set forth in the DSU Plan.

INFORMATION ON THE AUDIT COMMITTEE

Disclosure with respect to the composition of the Corporation’s Audit Committee, the Mandate of the Audit Committee and other disclosure required to be made under National Instrument 52-110 – Audit Committees is contained in the Corporation’s Annual Information Form filed on March 20, 2018 under the Corporation’s profile on the SEDAR website at www.sedar.com.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of March 29, 2018, no executive officer, director, proposed nominee for election as a director or employee, former or present, of the Corporation was indebted to the Corporation.

LIABILITY INSURANCE

The Corporation subscribes liability insurance for the benefit of its directors and officers to cover them against certain liabilities contracted by them in such capacity. For the most recently completed financial year, this insurance provided for a coverage limit of $25 million per loss and policy year and the premium paid by the Corporation amounted to $42,542 on an annualized basis. When the Corporation is authorized or required to indemnify an insured, a deductible of $25,000 applies. The policy contains standard industry exclusions.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the Corporation’s knowledge and except as stated below or as otherwise specified in this Circular, no material transaction involving the Corporation or any of its subsidiaries has been entered into since the beginning of the Corporation’s most recently completed financial year ended December 31, 2017, or are proposed to be entered into, in which any director or executive officer of the Corporation, or any person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Shares or any director or executive officer of such persons or of any subsidiary of the Corporation or any proposed director of the Corporation and each of their associates or affiliates has had or expects to have a direct or indirect material interest.

MANAGEMENT CONTRACTS

Management functions of the Corporation and its subsidiaries are not, to any degree, performed by a person or persons other than the directors or executive officers of the Corporation or its subsidiaries.

CORPORATE GOVERNANCE PRACTICES

The Board is committed to developing, implementing and monitoring good corporate governance practices, and providing full and complete disclosure of its systems of corporate governance. The mandate of the Board is attached as Schedule “C” hereto. The following describes the Corporation’s approach to corporate governance.

28

Board of Directors

The Board is responsible for the supervision of management and for approving the overall direction in a manner which is in the best interests of the Corporation. As a practice, the Board approves significant corporate communications with shareholders. The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management of the Corporation. To ensure that the principal business risks that are borne by the Corporation are appropriately managed, the Board:

•	receives periodic reports from management of its assessment and management of such risks;

•	monitors financial and operating performance. This ongoing regular monitoring function often entails review and comment by the Board on various management reports; and

•	monitors through the Audit Committee, internal accounting and control procedures and reviews detailed financial information contained in management reports and acts upon the recommendations of the Corporation’s auditor.

A number of the Corporation’s current directors sit on boards of directors of other reporting issuers. For each such director, the following table lists the name of the reporting issuer on whose board of directors the director currently serves.

Name	Name of Issuer
Wayne Pisano	Oncolytics Biotech Inc.

Wade Dawe(1)	Fortune Bay Corp.
Torrent Capital Ltd.
Pivot Technology Solutions, Inc.
Kneat.com Inc.

(1)	Mr. Wade Dawe is not standing for re-election at the Meeting.

Of the current Board, Messrs. Sheldon (Chairman), Scardino, Dawe, Hall, Pisano, Smithers and Dr. Tilley are considered to be “independent directors” within the meaning of the National Instrument 52-110 – Audit Committees (“NI 52-110”). The only director who was not independent during the year ended December 31, 2017 is Frederic Ors. Mr. Ors is the Chief Executive Officer of the Corporation. The Board therefore has a majority of independent directors.

Board Functioning

The Board adopted a Corporate Governance Policy which, among other things, sets out those matters, in addition to those required by statute, which must be brought by the Chief Executive Officer or other senior management to the Board for approval. The Corporate Governance Policy ensures that all major strategic decisions, including any change in the strategic direction and acquisitions and/or divestitures of a material nature, will be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performance of the Corporation’s business and management’s expectations and planned actions in respect thereto.

Independent directors hold an in-camera session without the presence of any director who is not independent and without the presence of any management members, at each scheduled Board meeting. During the most recently completed financial year, the independent Board members have held five such meetings.

The attendance record of each director for the Board and committee meetings held from January 1, 2017 to December 31, 2017, is as follows:

29

Director	Board of Directors	Audit Committee	Compensation and Corporate Governance Committee
Albert Scardino	8/9	-	2/2
James W. Hall	9/9	4/4	-
Wade K. Dawe	8/9	-	1/2
Wayne Pisano	9/9	4/4	2/2
Alfred Smithers	8/9	-	-
Frederic Ors	9/9	-	-
Andrew Sheldon(1)	9/9	4/4	2/2
Shermaine Tilley	9/9	4/4	-

(1)	Mr. Sheldon is a non-voting member of the Compensation and Corporate Governance Committee and the Audit Committee.

Board Committees

The Board has an Audit Committee and a Compensation and Corporate Governance Committee. Each committee has a formal mandate outlining its responsibilities and its obligations to report its recommendations and decisions to the Board.

The Compensation and Corporate Governance Committee is comprised of independent directors and has been charged by the Board with the responsibility of:

•	reviewing and making recommendations to the Board regarding compensation policies and practices. The Compensation and Corporate Governance Committee shall: obtain appropriate information about compensation policies and payments by Canadian companies of a comparable size to the Corporation; establish objectives, evaluate performance, recommend compensation, and develop a process for succession planning; review and approve appointments, promotions, terminations of senior management; and recommend grants of stock options and deferred share units subject to the Board’s subsequent ratification;

•	proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis. The Compensation and Corporate Governance Committee evaluates qualifications for proposed new directors. This committee performs the role which might otherwise be served by a nominating committee;

•	periodically assessing the performance, effectiveness, and compensation of the Board as a whole and its committees and is responsible for making recommendations to the Board on any proposed changes; and

•	considering the implications of risks associated with the Corporation’s compensation policies and practice.

Orientation and Continuing Education

The Board does not have a formal orientation program for new directors, and does not have any formal continuing education for its members. The Board, however, acquires their education and expertise as a result of professional designations and ongoing obligations to remain current, experience and knowledge gained from serving on other boards of directors, the ability to tap into personal and professional contacts for advice, including from business leaders in various sectors, as well as specific industry players.

Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees. All employees, officers and directors are provided with a copy of the Code and are required to sign an acknowledgement that they have read and agree to comply with the terms of the Code. A copy of the Code may be obtained on SEDAR at www.sedar.com or by request to the Corporate Secretary of the Corporation. The Board satisfies itself regarding compliance with the Code through its review of the activities of the Corporation, discussions by the Audit Committee with the external auditors of the Corporation without management present, and enquiries within management.

30

Compensation

The Compensation and Corporate Governance Committee is responsible for determining appropriate compensation for executive officers and directors in light of the nature of activities and size of the Corporation, and making recommendations to the Board in that respect, as described above under the heading “Compensation Discussion and Analysis”.

Assessments

The Board, the Board’s committees and the directors will be subject to an annual assessment. Each Director is required to complete a self-evaluation and an evaluation of the performance of the Board, the Board’s committees and their respective chairpersons. These evaluations are then reviewed by the Compensation and Corporate Governance Committee, which will present its recommendations to the Board. The evaluation of the Compensation and Corporate Governance Committee and its Chairperson will be reviewed by the Chairperson of the Board who will present his recommendations to the Board.

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted term limits for directors or other mechanisms of board renewal as it believes that the imposition of director term limits or other mechanisms of board renewal on a board implicitly discounts the value of experience and continuity amongst the board members and runs the risk of excluding experienced and potentially valuable board members as a result of arbitrary determination. The Board believes that it can best strike a balance between continuity and fresh perspectives without mandated term limits or other mechanisms of board renewal.

Diversity

The Corporation recognizes and embraces the benefits of having a diverse Board and senior management, and sees increasing diversity at director and executive officer levels as an essential element in maintaining a competitive advantage. The Corporation implemented a formal diversity policy on July 14, 2015.

The Corporation has historically endeavoured to have a diverse Board with a sufficient number of directors to encourage a variety of opinions on matters which come before the Board, while at the same time limiting its membership to a number of directors that facilitates effective and efficient decision making. The Compensation and Corporate Governance Committee believes that having a diverse Board and management team offers a depth of perspective and enhances Board and management operations. The Compensation and Corporate Governance Committee identifies candidates to the Board and management of the Corporation that possess skills with the greatest ability to strengthen the Board and management. The Compensation and Corporate Governance Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity on the Board. In particular, in order to promote gender diversity, the Committee will give due consideration for female representation in the director nomination process by searching for, or requesting a search firm to provide, female candidates in the solicitation process.

The Compensation and Corporate Governance Committee will continuously monitor the level of female representation on the Board and in management positions and, where appropriate, recruit qualified female candidates as part of the Corporation’s overall recruitment and selection process to fill Board or management positions, as the need arises, through vacancies, growth or otherwise. Where a qualified female candidate can offer the Corporation a unique skill set or perspective (whether by virtue of such candidate’s gender or otherwise), the Compensation and Corporate Governance Committee anticipates that it would typically select such a female candidate over a male candidate. Where the Compensation and Corporate Governance Committee believes that a male candidate and a female candidate each offer the Corporation substantially the same skill set and perspective, the Compensation and Corporate Governance Committee anticipates that it will consider numerous other factors beyond gender and the overall level of female representation in deciding which candidate to offer a position to. Due to the size of the Corporation, its activities, and its small number of employees, the Corporation has not yet set measurable objectives for achieving gender diversity. The Corporation will consider establishing measureable objectives as it develops. As at March 29, 2018, one out of three (33%) of the executive officers of the Corporation are women, and one out of eight (13%) of the directors are women.

31

RECEIPT OF SHAREHOLDER PROPOSALS FOR 2019 ANNUAL MEETING

Under the Canada Business Corporations Act, a registered holder or beneficial owner of Shares that will be entitled to vote at the 2019 annual meeting of shareholders may submit to the Corporation, before December 29, 2018, a proposal in respect of any matter to be raised at such meeting.

ADDITIONAL INFORMATION

Additional information with respect to the Corporation may be found on SEDAR at www.sedar.com and on the Corporation’s website at www.imvaccine.com. Copies of the Corporation’s financial statements and management discussion and analysis (“MD&A”) are available on request from the Secretary of the Corporation or by consulting the SEDAR web site at www.sedar.com. Financial information of the Corporation is provided in its comparative financial statements and MD&A for the Corporation’s most recently completed period.

APPROVAL OF THE CIRCULAR

The content and transmission of this Circular have been approved by the Board.

Halifax, Nova Scotia, March 29, 2018.

By Order of the Board of Directors

(s) Pierre Labbé
Mr. Pierre Labbé
Chief Financial Officer

32

SCHEDULE “A”

SHAREHOLDERS’ RESOLUTION

Share Consolidation

BE AND IT IS HEREBY RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.	pursuant to the Canada Business Corporations Act (the “CBCA”), the articles of Immunovaccine Inc. (the “Corporation”) be amended to consolidate all of the issued and outstanding common shares (the “Shares”), such that the trading price of the post-consolidation Shares is at a minimum of US$5 per post-consolidation Share calculated based on the five-day volume weighted average trading price of the Shares (or such consolidation ratio that will permit the Corporation to meet its objectives with respect to a potential secondary listing on the Nasdaq Stock Market LLC), effective as at the discretion of the board of directors of the Corporation (the “Board”);

2.	the Board be and is hereby authorized to revoke, without further approval of the shareholders, this special resolution at any time prior to the completion thereof, notwithstanding the approval by the shareholders of same, if determined, in the Board’s sole discretion to be in the best interest of the Corporation; and

3.	any director or officer of the Corporation is hereby authorized to execute or cause to be executed and to deliver or cause to be delivered, all such certificates, instruments, agreements, notices and other documents and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable in order to carry out the intent of this resolution, including but not limited to, the filing of articles of amendment under the CBCA, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the doing of any such act or thing.

SCHEDULE “B”

SHAREHOLDERS’ RESOLUTION

Name Change

BE AND IT IS HEREBY RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.	Immunovaccine Inc. (the “Corporation”) is hereby authorized under section 173 of the Canada Business Corporations Act (the “CBCA”) to amend its articles to change the name of the Corporation from “Immunovaccine Inc.” to “IMV Inc.” or such other name as may be approved by the board of directors of the Corporation (the “Board”) and is acceptable to the Director under the CBCA and the Toronto Stock Exchange;

2.	the Board be and is hereby authorized to revoke, without further approval of the shareholders, this special resolution at any time prior to its implementation thereof, notwithstanding the approval by the shareholders of same, if determined, in the Board’s sole discretion to be in the best interest of the Corporation; and

3.	any director or officer of the Corporation is hereby authorized to execute or cause to be executed and to deliver or cause to be delivered, all such certificates, instruments, agreements, notices and other documents and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable in order to carry out the intent of this resolution, including but not limited to, the filing of articles of amendment under the CBCA, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the doing of any such act or thing.

SCHEDULE “C”

MANDATE OF THE BOARD OF DIRECTORS

1.	PURPOSE

The purpose of this Mandate is to clarify and to define the boundaries between the roles and responsibilities of management and the Board of Directors of the Corporation. The Board does not manage the Corporation; rather it delegates this function to management, and then supervises and evaluates management’s execution of Board approved corporate strategic plan.

2.	INTERPRETATION

“Board of Directors” or “Board” means the Board of Directors of the Corporation.

“Chairman” means the Chairman of the Board.

“Corporation” means, collectively, Immunovaccine Inc. and its subsidiary, ImmunoVaccine Technologies Inc.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the consolidated financial statements of the Corporation.

“Independent Director” means a director who has no direct or indirect relationship with the Corporation, which could be reasonably expected to interfere with the exercise of an independent judgment regarding the best interest of the Corporation. Save exceptions, is not an Independent Director the person who:

a)	is or has been within the last three years, an employee or executive officer of the Corporation;

b)	is a member of the immediate family of an individual who is or has been, within the last three years, an executive officer of the Corporation;

c)	is or has been (or whose immediate family member is or has been), within the last three years, an executive officer, a partner or an employee of a material service provider of the Corporation (including the external auditors);

d)	is or has been (or whose immediate family member is or has been), within the last three years, an executive officer of an entity if any of the current executive officers of the Corporation serves or served at the same time on the entity’s Compensation and Corporate Governance Committee;

e)	has a relationship with the Corporation under which he or she may directly or indirectly accept any consulting, advisory or other fees from the Corporation, except for any compensation as a member of the Board of Directors or as a member of a committee of the Board of Directors of the Corporation;

f)	received (or whose immediate family member received) more than $75,000 in direct compensation from the Corporation (excluding fees as a director) during any 12 month period within the last three years;

g)	is a natural person who controls the Corporation;

h)	is an affiliate of the Corporation; or

i)	is a natural person who is both a director and an employee of the Corporation.

3.	PRINCIPAL DUTIES OF THE BOARD

3.1	GENERAL

The Board must be fully informed of the Corporation’s affairs, be actively engaged in the development of the Corporation’s strategic direction and must supervise how that direction is conducted by management. In doing so, the Board is responsible to appoint a competent executive management team. The Board will oversee and monitor the management of the business of the Corporation.

The Corporation will maximize its wealth and well-being through thoughtful, independent business decisions. Through an appropriate system of corporate governance and financial controls, the Board will ensure fair financial reporting to the public, as well as ethical and legal corporate conduct. To ensure that the decisions and actions of management serve the interests of the Corporation, the Board will carry out its mandate through the following committees of the Board: the Audit Committee, and the Compensation and Corporate Governance Committee. The Board may also appoint other committees from time to time.

3.2	ASSESSMENT OF INTEGRITY OF MANAGEMENT

The Board will satisfy itself as to the integrity of the Chief Executive Officer and senior management of the Corporation through its ongoing monitoring of their performance as well as through the Whistleblower Policy. The Board will satisfy itself that the Chief Executive Officer and senior management create a culture of integrity throughout the organization by overseeing and monitoring management to ensure a culture of integrity is maintained.

3.3	ADOPTION OF A STRATEGIC PLANNING PROCESS

The Board will adopt a strategic planning process and review and approve annually a corporate strategic plan for the operating subsidiary of the Corporation which takes into account, among other things, industry and other trends, research and development and product development strategies, specific problem areas, action plans, and the opportunities and risks of the business. The Board will then also review operating and financial performance results relative to established strategy, budgets and objectives to monitor the progress of the Corporation against the goals addressed in the strategic plan.

3.4	IDENTIFICATION OF PRINCIPAL RISKS AND IMPLEMENTING MANAGING SYSTEMS

The Board will identify and review with management the principal business risks to the Corporation and will ensure that appropriate procedures are implemented to monitor and mitigate those risks. The Board will also ensure that effective systems are in place to monitor the integrity of the Corporation’s internal controls and management information systems.

The Board will confirm that management processes are in place to address and comply with applicable corporate, securities and other compliance matters, as well as with applicable laws and regulations. The Board will also confirm and monitor that processes are in place to comply with the Corporation’s by-laws and Whistleblower Policy.

3.5	SUCCESSION PLANNING (APPOINTMENT, TRAINING AND MONITORING MANAGEMENT)

The Board delegates authority to the Chief Executive Officer for the overall management of the Corporation. This includes strategy and operations to ensure the Corporation’s long term success. To ensure the integrity of the Chief Executive Officer, the Board will:

C-2

a)	approve the Compensation and Corporate Governance Committee’s position description for the Chief Executive Officer. This position description will delineate management’s responsibilities and the corporate goals and objectives that the Chief Executive Officer is responsible for meeting;

b)	assess the performance of the Chief Executive Officer against a set of mutually agreed corporate objectives through a process that includes a comparison of the Chief Executive Officer’s performance against the duties outlined in the Chief Executive Officer position description and review of the Chief Executive Officer’s performance by the Board and the Compensation and Corporate Governance Committee; and

c)	approve Chief Executive Officer compensation as determined by the Compensation and Corporate Governance Committee, through a process described in its mandate.

In meeting its responsibility for ensuring succession planning, the Board will satisfy itself that management possesses the necessary level of integrity, skill and experience. In doing so, the Board will:

a)	establish boundaries between Board and management responsibilities and establish limits of authority delegated to management. In doing so, the Board will decide how engaged it wants to be in influencing management’s decisions and the Corporation’s direction. The Chief Executive Officer and the directors will agree amongst themselves which level of Board engagement best fits the Corporation;

b)	appoint Corporate Officers and approve their compensation, based on level and amount of responsibility, as recommended by the Compensation and Corporate Governance Committee;

c)	monitor the performance of the Chief Executive Officer against corporate objectives directed at maximizing the financial value of the Corporation; and

d)	establish a process to adequately provide for Chief Executive Officer succession.

3.6	COMMUNICATIONS POLICY

The Board will confirm that management has established a system for corporate communications to shareholders and the public, including processes for consistent, transparent and timely public disclosure. In doing so, the Board, through its Compensation and Corporate Governance Committee, will:

a)	adopt a communications and disclosure policy relating to, among other matters, the confidentiality of the Corporation’s business information and conflicts of interest;

b)	ensure the Corporation maintains the communications systems to effectively communicate with its stakeholders; and

c)	assure themselves that information and reporting systems exist in the Corporation that are reasonably designed to provide timely accurate information sufficient to allow themselves and management to reach informed decisions.

3.7	APPROACH TO CORPORATE GOVERNANCE AND GOVERNANCE GUIDELINES

Transparency, accountability and integrity are not just key elements of good governance, but are fundamental values to the Corporation. To ensure that the Corporation continues to uphold a high standard in governance practices, the Board will:

a)	appoint a Compensation and Corporate Governance Committee composed of directors who meet the criteria for independence contained in applicable laws and stock exchange rules and regulations;

C-3

b)	clearly articulate what is expected from a director by developing a position description for directors, the Chairman, the Chief Executive Officer and the chair of each Board committee; and

c)	review and assess the adequacy of the Audit Committee and the Compensation and Corporate Governance Committee mandates on an annual basis.

4.	BOARD ORGANIZATION

4.1	AVAILABILITY

The Corporation will only recruit individuals who have sufficient time and energy to devote to the task of being a director.

4.2	QUALIFICATIONS

The Board will determine Board member qualifications. In doing so, the Board will first determine the competencies and skills the Board as a whole is expected to possess. The Board will then determine what competencies and skills existing directors have, to ensure the capabilities and qualities of each director contribute to the Board’s role in the Corporation.

4.3	COMPOSITION

The Board will consist of directors who represent cosmopolitan personal experiences and backgrounds, particularly amongst the independent directors. At a minimum, each director shall have demonstrated the highest personal and professional integrity; significant achievement in his or her field; experience and expertise relevant to the Corporation’s business; a reputation for sound and mature business judgment; the commitment to devote the necessary time and effort in order to conduct his or her duties effectively; and, where required, be Financially Literate.

4.4	SIZE

The Corporation’s articles permit a maximum of 15 directors. To facilitate effective decision-making, the Board believes that the appropriate size of the Board is currently in the range of 6 to 8 directors.

4.5	INDEPENDENT DIRECTORS

The Board will ensure that the Board is composed of a majority of independent directors.

4.6	NOMINATION OF DIRECTORS

Although directors may be nominated to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation must be paramount at all times. To ensure this, the Board will:

a)	appoint a Compensation and Corporate Governance Committee composed of independent directors; and

b)	confirm a formal process for selecting directors by the Compensation and Corporate Governance Committee.

5.	BOARD INDEPENDENCE

To promote the effective functioning of the Board and its committees, the Board will:

C-4

a)	establish committees composed of independent directors and approve their respective mandates and the limits of authority delegated to each committee; and

b)	ensure that, at the Corporation’s expense, the Board and its committees may retain outside legal and other experts where reasonably required to assist and advise the Board and committees in carrying out their duties and responsibilities.

6.	CHAIRMAN

a)	The Chairman shall be an Independent Director;

b)	The Chairman shall oversee that the Board of Directors discharge its responsibilities, ensure that it evaluates the performance of the executive officers of the Corporation objectively and that the Board understands the boundaries between the Board’s responsibilities and those of the executive officers of the Corporation;

c)	The Chairman should be able to stand sufficiently back from the day-to-day running of the business of the Corporation to ensure that the Board of Directors is in full control of the affairs of the Corporation and alert to its obligations to the Corporation’s shareholders; and

d)	The Chairman, in collaboration with senior management, shall prepare the agenda for Board meetings.

7.	EVALUATION

The Board will establish appropriate processes for the regular evaluation of the effectiveness and performance of the Board, the Board’s mandate, Board committees, the mandates of each Board committee, individual directors and the position descriptions applicable to each individual director.

8.	BOARD COMPENSATION

The Board will review the adequacy and form of directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director. Therefore, the Board will:

a)	appoint a Compensation and Corporate Governance Committee composed entirely of independent directors; and

b)	approve the Compensation and Corporate Governance Committee’s process and determination of directors’ compensation. This process is outlined in the mandate of the Compensation and Corporate Governance Committee.

9.	ETHICAL BUSINESS CONDUCT

To encourage and promote a culture of ethical business conduct in the Corporation, the Board has adopted a Whistleblower Policy for directors, officers and employees, and monitors compliance with that policy.

10.	BOARD’S EXPECTATION OF MANAGEMENT

The Board expects management to act in the best interests of the Corporation. To this end, management will uphold the highest standards of ethical behavior and will create a culture of integrity throughout the Corporation. Management is expected to strive to enhance the financial value and the long term sustainability of the Corporation.

C-5

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR:

NORTH AMERICAN TOLL FREE:

1-877-452-7184

COLLECT OUTSIDE NORTH AMERICA:

1-416-304-0211

EMAIL: ASSISTANCE@LAURELHILL.COM